Exhibit 99.2

Orckit Announces Extraordinary General Meeting

TEL AVIV, Israel, June 26, 2013 -- Orckit Communications Ltd. (OTCQB: ORCT) (the "Company") today announced that an Extraordinary General Meeting of Shareholders will be held on Wednesday, July 31, 2013 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is July 1, 2013. A proxy statement describing the matters on the agenda and a proxy card for use by shareholders that cannot attend the meeting in person will be sent by the mail to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

The agenda of the meeting is as follows:

(1)	approval of Arrangement between the Company and its Series A note holders and Series B note holders and related matters, including an amendment to the Company's articles of association; and

(2)	approval of a compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law.

Item 1 requires the affirmative approval of a majority by number of the shareholders voting their shares, in person or by proxy, and holding at least 75% of the shares voting on the matter.  The approval of the holders of 66-2/3% of the shares voting on the matter, in person or by proxy, is required in order to amend the Company's Articles of Association in connection with the proposed Arrangement.  Item 2 requires the approval of the holders of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the election of the Compensation Policy or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the Compensation Policy does not exceed two percent of the outstanding voting power in the company.

If a quorum is not present, the meeting will be adjourned to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting on the question of adjournment.  We expect the adjourned meeting, if applicable, to be scheduled for August 1, 2013 at 8:00 a.m. (Israel time), at the offices of our company. At an adjourned meeting, any two shareholders present in person or by proxy will constitute a quorum.

About Orckit Communications Ltd.

Orckit facilitates the delivery by telecommunication providers of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. Orckit was founded in 1990 and became publicly traded in 1996. Orckit's shares are traded on the OTCQB and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

For more information, please visit http://www.orckit.com. Follow Orckit on Twitter @ORCT.

CONTACT:
Oren Tepper, Tel. +972 3 6945260
Mobile +972 54 4701122
Vice President Corporate Sales
Orckit Corrigent
Email orent@orckit.com